CMX GOLD & SILVER CORP.

P.O. Box 74113

148 – 555 Strathcona Blvd. SW

Calgary, Alberta

Canada T3H 3B6

Telephone: (403) 457.2697

December 30, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Attention: John Reynolds

      Assistant Director

      Office of Beverages, Apparel, and Mining

Dear Mr. Reynolds:

Re: CMX Gold & Silver Corp.

      Offering Statement on Form 1-A

      Filed October 23, 2015

      File No. 024-10490

Further to your comment letter dated December 22, 2015, below please find our proposed revised wording (red-lined) to Item 5 – Plan of Distribution. We would appreciate if you could review the changes and advise if the disclosure is what your office is looking for. Please note that we have added a sentence in the first paragraph, which was required by the exemptive relief order of the Alberta Securities Commission.

The proposed revised item is as follows:

“ITEM 5.PLAN OF DISTRIBUTION

No securities are being offered for the account of existing securityholders.  This Offering is not being made to, and there is no solicitation of, persons or companies in Canada.

A maximum of 6,000,000 Units are being offered by the Company on a “best efforts” basis.  Each Unit is comprised of one Common Share and one Common Share Purchase Warrant exercisable at a price of $~~0.16~~0.15 per share for a period of two years from the date or dates of one or more closings of some or all of the Units under the Offering.  The Common Shares are a new issue from treasury.  ~~The Units are to be offered on a “best efforts” basis.~~  The Offering will close upon the earlier of (1) the sale of 6,000,000 Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company (the “Offering Period”).  The Company is planning the first closing approximately 60 days after this Offering Circular has been qualified by the SEC.  The Company anticipates that there will be several closings during the course of the Offering.  The Company has arbitrarily set the first closing approximately 60 days after this Offering Circular has been qualified by the SEC to allow the Company to access investor funds in stages, and closings are~~is~~ not subject to completion of the maximum under the Offering.

Prospective investors must send to the Company’s office a completed Subscription Agreement and payment of the subscription amount.  The form of Subscription Agreement has been filed as Exhibit D under Part III of the offering statement pursuant to Regulation A relating to these securities filed with the Securities and Exchange Commission.  Subscription amounts received by the Company will be deposited in the Company’s general bank account, and upon acceptance of the subscription by the Company, the funds will be available for the Company’s use.  As there is no minimum amount to be raised under the Offering, the funds raised under the first and subsequent closings may not be sufficient to complete the activities described below in Item 6 – Use of Proceeds to Issuer, which may increase the risk to prospective investors of participating in the Offering.  If any prospective Investor’s subscription is rejected, all funds received from such Investor will be returned without interest or deduction.

This Offering is made only pursuant to this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.  Subject to limitations imposed by applicable securities laws, other materials may be prepared for marketing purposes.  The Company will utilize one or more Crowdfunding websites to advertise the Offering to prospective investors.  Such websites provide services for posting a profile of the Company.  These Crowdfunding websites charge a monthly subscription fee for the services.  The Company intends to post the Offering on Crowdfunder, Inc. and EquityNet, LLC and may use other similar websites. The subscription crowdfunding websites do not conduct any diligence or review of companies or deals before parties are permitted to raise funds using the websites.  Summary information about the Company and the Offering will be posted on the Crowdfunding sites.  Although such materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting consistent disclosure with respect to the Offering of Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular.”

Thank you for your assistance herein.

Sincerely,

CMX GOLD & SILVER CORP.

“Jan M. Alston”

President & CEO